Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201
Tel: 214.855.2177
Fax: 214.855.2173
www.hilltop-holdings.com
NYSE: HTH

August 27, 2013	Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hilltop Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed on March 15, 2013

Response Filed August 1, 2013

File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby acknowledges receipt of the letter dated August 13, 2013, containing comments from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Comment Letter”).  Pursuant to the telephone conversation between Mr. John P. Nolan, Senior Assistant Chief Accountant of the Commission, and Corey Prestidge, General Counsel of the Company, on August 27, 2013, this letter evidences the Company’s intent to respond to the Comment Letter on or before September 3, 2013.  We sincerely appreciate your extension of the 10-day response deadline.

Very truly yours,

/s/ COREY PRESTIDGE

Corey Prestidge
General Counsel

CGP:cp

cc:                                                                                John P. Nolan

Paul Cline

U.S. Securities and Exchange Commission